BREEZE HOLDINGS ACQUISITION CORP.

5324 DAVIS BLVD.

NORTH RICHLAND HILLS, TEXAS 76180

November 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Breeze Holdings Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249677

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Breeze Holdings Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 A.M. (Eastern Time) on November 23, 2020, or as soon thereafter as possible on such date.

Very truly yours, Breeze Holdings Acquisition Corp.

By:	/s/ J. Douglas Ramsey
	Name:	J. Douglas Ramsey
	Title:	Chief Executive Officer